UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

A.O. Smith Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

831865209

(CUSIP Number)

with a copy to:

Fredrick G. Lautz Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5309	Bruce M. Smith c/o Smith Investment Company 11270 West Park Place Milwaukee, Wisconsin 53224 (414) 359-4030

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 831865209

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Smith Family Trusts N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,383 (See Item 5)
8. Shared Voting Power 5,077,479 (See Item 5)
9. Sole Dispositive Power 7,383 (See Item 5)
10. Shared Dispositive Power 5,077,479 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,084,862 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Item 5)	☒
13.	Percent of Class Represented by Amount in Row (11) 19.5% (See Item 5)
14.	Type of Reporting Person OO

Preliminary Note:

This Schedule 13D is being filed by certain shareholders of Smith Investment Company, a Nevada corporation (“SICO”). These shareholders are certain individual members of the Smith family and trusts for the benefit of certain members of the Smith family (the “Smith Family Trusts”). Arthur O. Smith and Bruce M. Smith (together, “Messrs. Smith”) will act as the Smith Family Trusts’ representatives for purposes of the discussions described in this filing. Messrs. Smith as individuals are included in the Smith Family Trusts, and also are trustees for and beneficiaries of certain of the trusts which are included in the Smith Family Trusts.

This Schedule 13D reports the determination of the Smith Family Trusts to jointly engage in discussions with other shareholders of SICO, the SICO special committee, and potentially A.O. Smith Corporation, a Delaware corporation (“AOS”), and a special committee formed by the AOS board of directors, regarding a proposal for a potential transaction between SICO and AOS, or any related proposals or counter-proposals (the “Potential Transaction”), as well as to potentially negotiate and enter into agreements with other SICO shareholders related to a Potential Transaction. This filing does not constitute an admission that, by these actions, the Smith Family Trusts or any constituents of the Smith Family Trusts constitute or have formed a “group” within the meaning of Regulation 13D under the Securities Exchange Act of 1934.

SICO previously filed a Schedule 13D, as amended, with the Securities and Exchange Commission with respect to its beneficial ownership of Common Stock, $1.00 par value per share, of AOS (the “Common Stock”), including shares of Common Stock issuable upon the conversion of Class A Common Stock, $5.00 par value per share (the “Class A Common Stock”). SICO’s Schedule 13D/A, dated February 2, 2008 (the “SICO 13D/A”), discussed its proposal to AOS.

Messrs. Smith may be deemed to be the controlling shareholders of SICO and have indirect beneficial ownership of the Common Stock reported as owned by SICO. Although this Schedule 13D reports shares of Common Stock to the extent they represent the proportionate indirect interest of the Smith Family Trusts in SICO, the Smith Family Trusts disclaim beneficial ownership of the Common Stock owned by SICO.

Item 1.	Security and Issuer

The Schedule 13D relates to the Common Stock, par value $1.00 per share, of A.O. Smith Corporation, a Delaware corporation (“AOS”). The address of the principal executive office of AOS is 11270 West Park Place, Milwaukee, Wisconsin 53224.

Item 2.	Identity and Background

(a)	This filing is made by the Smith Family Trusts, as described above in “Preliminary Note.” The names of the persons and entities that are part of the Smith Family Trusts are set forth on Appendix A hereto.

(b)	The address of the Smith Family Trusts is in care of Arthur O. Smith and Bruce M. Smith at 11270 West Park Place, Milwaukee, Wisconsin 53224.

(c)	Arthur O. Smith is the retired Chairman, President and Chief Executive Officer of SICO, and currently serves as a Director of SICO. Bruce M. Smith is the Chairman, President and Chief Executive Officer of SICO. Margaret B. Smith is the spouse of Arthur O. Smith. The trusts are family-created trusts.

(d)	None of Arthur O. Smith, Bruce M. Smith nor the other members of the Smith Family Trusts has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of Arthur O. Smith, Bruce M. Smith nor the other members of the Smith Family Trusts has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Arthur O. Smith, Bruce M. Smith and the other individuals among the Smith Family Trusts are citizens of the United States. The trusts included in the Smith Family Trusts are all organized under Wisconsin law.

Item 3.	Source and Amount of Funds or Other Consideration

In the SICO 13D/A, SICO reported that it beneficially owns an aggregate of 9,626,328 shares of Common Stock, which includes 8,067,252 shares of Common Stock that are issuable upon conversion of Class A Common Stock held by SICO. SICO separately reports its ownership of the Class A Common Stock on a Schedule 13G filed with the Securities and Exchange Commission. The shares of Common Stock reported as beneficially owned by the Smith Family Trusts, including through SICO, were acquired over a number of years, including prior to the initial public offering of AOS and subsequently as a result of open market purchases and stock dividends.

Item 4.	Purpose of Transaction

In Item 4 of the SICO 13D/A, SICO describes the Proposed Transaction as follows:

On February 2, 2008, SICO made a proposal to AOS for a business combination transaction that would result in the shareholders of SICO having direct ownership of the same number and type of AOS shares currently held by SICO. We refer to the transaction contemplated by the SICO proposal as the “proposed transaction”. SICO’s common stock has been valued at a significant discount to the underlying value of the AOS shares currently held by SICO. The proposed transaction is intended to allow SICO’s shareholders to realize the underlying value of SICO’s holdings in AOS, and provide enhanced liquidity to SICO’s shareholders.

Pursuant to the proposed transaction, SICO would be merged with a newly formed subsidiary of AOS. We refer to this merger as the “proposed merger”. In the proposed merger, SICO’s common stock would be exchanged for newly issued shares of Class A Common Stock and Common Stock. Because the total number and type of AOS shares issued in the proposed merger would equal the number and type of AOS shares currently held by SICO, there would be no net change to the number of outstanding AOS shares. For a further description of the SICO proposal, please see the letter from SICO to AOS, dated February 2, 2008, with respect to the SICO proposal (the “Proposal Letter”), a copy of which is attached as Exhibit 1 [to the SICO 13D/A] and is incorporated [therein] by reference, and the related press release issued by SICO on February 4, 2008, a copy of which is attached as Exhibit 2 [to the SICO 13D/A] and is incorporated [therein] by reference.

SICO does not believe that AOS has sufficient authorized shares to issue the new shares of Class A Common Stock required in the proposed merger. Therefore, to facilitate the proposed merger, AOS would be required to amend its certificate of incorporation to increase the number of authorized shares of Class A Common Stock. After completing the proposed merger, the SICO proposal contemplates that the AOS shares currently held by SICO would be cancelled, and the number of authorized Class A Common Stock would be reduced so that the number of authorized and unissued shares of Class A Common Stock would remain unchanged as a result of the proposed transaction.

Prior to completing the proposed merger, SICO intends to distribute in a taxable transaction substantially all of its assets (other than its holdings in AOS) to SICO’s shareholders. SICO’s assets to be distributed include SICO’s multicolor printing and related services businesses, conducted through its wholly-owned subsidiary Berlin Industries, Inc., and commercial warehousing, trucking and packaging businesses, conducted through its wholly-owned subsidiary Central States Distribution Service, Inc. The SICO proposal contemplates that substantially all of SICO’s pre-closing liabilities would be discharged or assumed by the entity or entities in which SICO’s other assets are held.

A special committee comprised of two independent directors from SICO’s board of directors recommended the making of the SICO proposal. The SICO special committee was formed to consider possible transactions on behalf of the shareholders of SICO other than certain members of the Smith family and trusts for the benefit of certain members of the Smith family. The

SICO special committee has engaged independent financial and legal advisors to assist it in completing its review. SICO’s board of directors has agreed that it will not approve any transaction without the prior recommendation of the SICO special committee.

Before recommending the proposal, the SICO special committee consulted with certain SICO shareholders holding in the aggregate a majority of SICO’s common stock. These shareholders separately indicated to the SICO special committee that they would support a transaction on substantially the terms of the SICO proposal. These shareholders also separately indicated to the SICO special committee that they would not support any alternative transaction that resulted in a sale of SICO or otherwise eliminated or limited the dual class voting structure at AOS.

The SICO proposal is preliminary, and remains subject to negotiation of definitive documentation; approval of SICO’s special committee and board of directors; approval of AOS’s board of directors; approval by the shareholders of SICO and AOS; and satisfaction of the other conditions set forth in the Proposal Letter.

The Smith Family Trusts have entered into a relationship to jointly have discussions with other shareholders of SICO and the SICO special committee, and potentially AOS and AOS’s special committee, regarding the Potential Transaction and related matters. Messrs. Smith will be acting as the Smith Family Trust’s representatives in these matters. The Smith Family Trusts may seek to negotiate agreements, arrangements or understandings related to a Potential Transaction, and to enter into such agreements, arrangements or understandings, among themselves, with certain other shareholders of SICO, with SICO, potentially with AOS, and/or with the other parties with which they hold discussions.

Except as set forth herein (including in the Preliminary Note), the Smith Family Trusts do not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Smith Family Trusts reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interest in Securities of the Issuer

The Preliminary Note at the beginning of this Schedule 13D is incorporated by reference in this section.

Smith Investment Company

In the SICO 13D/A, SICO reported that it beneficially owned an aggregate of 9,626,328 shares of Common Stock, which included 8,067,252 shares of Common Stock that are issuable upon conversion of Class A Common Stock held by SICO. This aggregate amount represented approximately 32.2% of the outstanding Common Stock (including, solely for purposes of computing this percentage, Common Stock deemed to be outstanding upon conversion of Class A Common Stock held by SICO). SICO has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Common Stock listed as beneficially owned by SICO.

Smith Family Trusts

Each of Messrs. Smith has reported his individual ownership of the Common Stock on the SICO 13D/A.

The Smith Family Trusts collectively own 52.7% of the outstanding shares of SICO and may be deemed to be controlling shareholders of SICO. As a result, the Smith Family Trusts may be deemed to have indirect beneficial ownership of the Common Stock reported as beneficially owned by SICO. Bruce M. Smith is Chairman and Chief Executive Officer of SICO and is a director of AOS. Arthur O. Smith is a director of SICO. He retired as Chairman and Chief Executive Officer of SICO in January 1999. As noted above, SICO has reported beneficial ownership of 32.2% of the Common Stock.

The Smith Family Trusts on a combined basis report owning 5,084,862 shares of Common Stock, or 19.5% of that class of securities, including certain shares of Common Stock that are beneficially owned by SICO, as described below. The Smith Family Trusts and the constituents of the Smith Family Trusts disclaim beneficial ownership of Common Stock that is held by SICO.

Unless otherwise stated in this Item, the following information relates to the ownership of SICO shares. Each SICO share represents an indirect interest in approximately 2.90206 shares of Common Stock, including the shares of Common Stock into which shares of Class A Common Stock could be converted, based upon currently reported shares outstanding. The reported indirect combined ownership by the Smith Family Trusts was determined using this multiplier.

Bruce M. Smith beneficially owns 75,696 shares of the outstanding common stock of SICO, which are held in trusts for the benefit of Bruce M. Smith, and 102,372 shares of the outstanding common stock of SICO are held in various trusts for the benefit of the wife and issue of Bruce M. Smith. Arthur O. Smith beneficially owns 172,034 shares of the outstanding common stock of SICO, including shares held in a trust for the benefit of Arthur O. Smith, his wife, Margaret B. Smith, beneficially owns 6,970 shares of the outstanding common stock of SICO and 463,116 shares of the outstanding common stock of SICO are held in various trusts for the benefit of the wife and issue of Arthur O. Smith. In addition, Messrs. Smith are trustees of various trusts for the benefit of persons other than themselves, their wives and issue, which trusts hold an aggregate of 823,153 shares of the common stock of SICO. With respect to the 823,153 shares of the common stock of SICO held in trust for the benefit of persons other than Messrs. Smith and their wives and issue, Arthur O. Smith is sole trustee of trusts holding 11,100 shares of the common stock of SICO and holds all investment and voting power with respect to such trusts and Arthur O. Smith or Bruce M. Smith are co-trustees with at least one other person and hold shared investment and voting power with respect to the trusts holding the remaining shares. Two other trusts which are part of the Smith Family Trusts but not otherwise included above own 106,271 shares of SICO common stock. The shares of common stock of SICO held beneficially by Messrs. Smith and their wives, together with shares held by Messrs. Smith in trust for the benefit of others and in the other trusts included in the Smith Family Trusts, comprised 52.7% of the 3,317,066 outstanding shares of common stock of SICO on the date hereof. The Smith Family Trusts and the constituents of the Smith Family Trusts disclaim that any of the foregoing relationships or interests in the common stock of SICO constitute beneficial ownership of any Common Stock, and the Smith Family Trusts and the constituents of the Smith Family Trusts disclaim beneficial ownership of the Common Stock reported as beneficially owned by SICO.

Excluding the shares of Common Stock reported as beneficially held by SICO, as to which Arthur O. Smith disclaims beneficial ownership, Arthur O. Smith beneficially owns 4,734 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Arthur O. Smith has the sole voting and dispositive power with respect to these shares.

Excluding the shares of Common Stock beneficially held by SICO, as to which Bruce M. Smith disclaims beneficial ownership, Bruce M. Smith beneficially owns 2,649 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Bruce M. Smith has the sole voting and dispositive power with respect to these shares. Bruce M. Smith also has deferred receipt of stock awards representing a total of 7,160 shares of Common Stock under AOS’s Corporate Directors’ Deferred Compensation Plan. AOS treats these deferred stock awards as restricted stock units.

Neither Messrs. Smith nor any of the other constituents of the Smith Family Trusts has effected any transactions in the Common Stock or the Class A Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Smith Family Trusts have entered into a relationship for purposes of joint discussions, and potential negotiations and agreements, arrangements and understandings, regarding a Potential Transaction as described in Item 4 herein.

Except as described herein, the Smith Family Trusts do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of AOS, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated August 14, 2008, among the Smith Family Trusts, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2008	SMITH FAMILY TRUSTS

/s/ Arthur O. Smith
Arthur O. Smith, representative

/s/ Bruce M. Smith
Bruce M. Smith, representative

Appendix A

Name of Trust	Trustees
Arthur O. Smith III Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Regina Smith Mallon Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Maria L. Smith Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Mark D. Smith Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Dana K. Smith Trust dated 12/05/74	Bruce M. Smith, Daniel M. Hess
Lucy W. Smith Trust u/a dated 12/29/52	Bruce M. Smith, Daniel M. Hess
Robert Lewis Smith Family Trust dated 6/28/72	Bruce M. Smith, Daniel M. Hess
Sierra Anne Steer Smith 2002 Trust dated 1/13/2003	Bruce M. Smith, Daniel M. Hess
Lloyd David Smith 2003 Trust	Bruce M. Smith, Daniel M. Hess
June E. Rhea Family Trust dated 1/5/71	Bruce M. Smith, Daniel M. Hess
June Ellyn Rhea 1987 Trust	Bruce M. Smith, Daniel M. Hess
Robin Rhea Family Trust dated 7/22/76	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1971 Revocable Trust f/b/o Lloyd Fay	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1971 Revocable Trust f/b/o June Rhea	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1971 Revocable Trust f/b/o Robin Rhea	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1970 Trust f/b/o Lloyd Fay	Bruce M. Smith, Daniel M. Hess
June S. Rhea 1970 Trust f/b/o June E. Rhea	Bruce M. Smith, Daniel M. Hess
Lloyd Johns Fay Trust dated 11/6/74	Bruce M. Smith, Daniel M. Hess
June Ellyn Rhea Trust dated 11/6/74	Bruce M. Smith, Daniel M. Hess
Robin Rhea Trust dated 11/6/74	Bruce M. Smith, Daniel M. Hess
June Rhea 1979 Family Trust f/b/o Lloyd Fay	Bruce M. Smith, Daniel M. Hess
June Rhea 1979 Family Trust f/b/o June E. Rhea	Bruce M. Smith, Daniel M. Hess
June Rhea 1979 Family Trust f/b/o Robin Robin	Bruce M. Smith, Daniel M. Hess
Taylor Benjamin Alt 2001 Trust	Arthur O. Smith, Daniel M. Hess
Jonathon Douglas Alt 2001 Trust	Arthur O. Smith, Daniel M. Hess
L.B. Smith 1994 Trust	Arthur O. Smith, Daniel M. Hess
Melissa Anne Smith 2003 Trust	Arthur O. Smith, Daniel M. Hess
Amelia Paige McEneany Smith Minority Trust 6/24/96	Arthur O. Smith, Daniel M. Hess
Amelia Paige McEneany Smith 1996 Trust 12/10/96	Arthur O. Smith, Daniel M. Hess
Liam Quinn McEneany Smith 2000 Trust	Arthur O. Smith, Daniel M. Hess
Alexandra Marie Smith 1987 Trust dated 11/06/87	Arthur O. Smith, Daniel M. Hess
Alexandra Marie Smith Minority 1989 Trust 12/19/89	Arthur O. Smith, Daniel M. Hess
Joshua Daniel Smith 1987 Trust dated 9/4/87	Arthur O. Smith, Daniel M. Hess
Joshua Daniel Smith 1989 Minority Trust dated 12/19/89	Arthur O. Smith, Daniel M. Hess
Katherine Anne Smith 1988 Trust dated 12/23/88	Arthur O. Smith, Daniel M. Hess
Katherine Anne Smith 1989 Minority Trust 12/19/89	Arthur O. Smith, Daniel M. Hess
Anneliese Victoria Smith 1994 Trust	Arthur O. Smith, Daniel M. Hess
Anneliese Victoria Smith 1994 Minority Trust	Arthur O. Smith, Daniel M. Hess
Scott Gordon Linzmeyer 1987 Trust dated 3/10/87	Arthur O. Smith, Daniel M. Hess
Scott Gordon Linzmeyer 1989 Minority Trust 12/19/89	Arthur O. Smith, Daniel M. Hess
Lloyd E. Fay Irrevocable 2003 Trust	Arthur O. Smith, Daniel M. Hess
Agnes G. Hummel Trust	Arthur O. Smith
Robert Lewis Smith Trust u/a dated 11/12/52	Bruce M. Smith, Arthur O. Smith, Daniel M. Hess
Roger Scott Smith Trust u/a dated 11/12/52	Bruce M. Smith, Arthur O. Smith, Daniel M. Hess
Nancy Smith Linzmeyer Trust u/a dated 12/17/57	Bruce M. Smith, Arthur O. Smith, Daniel M. Hess
Bruce M. Smith Trust u/a dated 11/12/52	Robert L. Smith, Arthur O. Smith, Daniel M. Hess

A-1

Name of Trust	Trustees
Arthur O. Smith Revocable 1976 Trust	Margaret Smith, Bruce Smith, Daniel Hess
Arthur O. Smith III Family Trust dated 12/29/76	Margaret B. Smith, Daniel M. Hess
Mallon Family Trust	Margaret B. Smith, Daniel M. Hess
Maria Lauren Smith Family Trust dated 12/27/79	Margaret B. Smith, Daniel M. Hess
Mark Dean Smith Family Trust dated 8/12/82	Margaret B. Smith, Daniel M. Hess
Dana K. Smith Family Trust dated 12/16/83	Margaret B. Smith, Daniel M. Hess
A.O. Smith Family 1973 Trust f/b/o Arthur O. Smith III	Margaret B. Smith, Arthur O. Smith
A.O. Smith Family 1973 Trust f/b/o Maria L. Smith	Margaret B. Smith, Arthur O. Smith
A.O. Smith Family 1973 Trust f/b/o Mark D. Smith	Margaret B. Smith, Arthur O. Smith
A.O. Smith Family 1973 Trust f/b/o Dana K. Smith	Margaret B. Smith, Arthur O. Smith
A.O. Smith Family 1973 Trust f/b/o Tracy Aaron Mallon	Margaret B. Smith, Arthur O. Smith
Bruce M. Smith Family Trust u/a dated 6/01/72	Robert L. Smith, Daniel M. Hess
Jessica A. Mallon Minority Trust dated 12/27/83	A. O. Smith III, Daniel M. Hess
Robert A. Mallon Minority Trust dated 12/27/83	A. O. Smith III, Daniel M. Hess
Tracy A. Mallon 1987 Trust dated 4/15/87	A. O. Smith III, Daniel M. Hess
Lindsay Smith 1987 Trust dated 5/22/87	A. O. Smith III, Daniel M. Hess
Megan Elizabeth Smith 1987 Trust dated 12/12/87	A. O. Smith III, Daniel M. Hess
Jennifer Katherine Smith 1994 Trust dated 5/17/94	A. O. Smith III, Daniel M. Hess
Theresa Marie Banghart 1999 Trust dated 12/06/99	Daniel M. Hess, Elizabeth Smith
Rebecca A. Banghart 1999 Trust dated 12/06/99	Daniel M. Hess, Elizabeth Smith
Arthur Oliver Smith IV 1999 Trust dated 12/07/99	Mark Dean Smith, Daniel M. Hess
Elizabeth Carter Smith 1999 Trust dated 12/07/99	Mark Dean Smith, Daniel M. Hess
Katherine Lee Smith 1999 Trust dated 12/07/99	Mark Dean Smith, Daniel M. Hess
Roger Scott Smith Family Trust u/a dated 6/29/72	Daniel M. Hess
Nancy Smith Linzmeyer Family Trust u/a dated 9/27/73	Daniel M. Hess

Others	Manner Held
Arthur O. Smith	Individually
Margaret B. Smith	Individually
Bruce M. Smith	Individually

A-2

EXHIBIT INDEX

1.	Joint Filing Agreement, dated August 14, 2008, among the Smith Family Trusts, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

EI-1

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock, par value $1.00 per share, of A.O. Smith Corporation beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate. Notwithstanding the foregoing, Arthur O. Smith and Bruce M. Smith, individually and separately, are hereby authorized to act as representatives of the signatories hereof for purposes of effecting any Schedule 13D filing or amendment thereof, in any other SEC Section 16 or other ownership filing which may relate hereto, and in any discussions relating to those filings or the matters discussed therein.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement. Further, the undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 14th day of August, 2008.

/s/ Arthur O. Smith
Arthur O. Smith

/s/ Bruce M. Smith
Bruce M. Smith

/s/ Margaret B. Smith
Margaret B. Smith

Arthur O. Smith III Trust dated 12/05/74
Regina Smith Mallon Trust dated 12/05/74
Maria L. Smith Trust dated 12/05/74
Mark D. Smith Trust dated 12/05/74
Dana K. Smith Trust dated 12/05/74
Lucy W. Smith Trust u/a dated 12/29/52
Robert Lewis Smith Family Trust dated 6/28/72
Sierra Anne Steer Smith 2002 Trust dated 1/13/2003
Lloyd David Smith 2003 Trust
June E. Rhea Family Trust dated 1/5/71
June Ellyn Rhea 1987 Trust
Robin Rhea Family Trust dated 7/22/76
June S. Rhea 1971 Revocable Trust f/b/o Lloyd Fay
June S. Rhea 1971 Revocable Trust f/b/o June Rhea
June S. Rhea 1971 Revocable Trust f/b/o Robin Rhea
June S. Rhea 1970 Trust f/b/o Lloyd Fay
June S. Rhea 1970 Trust f/b/o June E. Rhea
Lloyd Johns Fay Trust dated 11/6/74
June Ellyn Rhea Trust dated 11/6/74
Robin Rhea Trust dated 11/6/74
June Rhea 1979 Family Trust f/b/o Lloyd Fay
June Rhea 1979 Family Trust f/b/o June E. Rhea
June Rhea 1979 Family Trust f/b/o Robin Robin

By:	/s/ Bruce M. Smith
Bruce M. Smith, Trustee

/s/ Daniel M. Hess
Daniel M. Hess, Trustee

Taylor Benjamin Alt 2001 Trust
Jonathon Douglas Alt 2001 Trust
L.B. Smith 1994 Trust
Melissa Anne Smith 2003 Trust
Amelia Paige McEneany Smith Minority Trust 6/24/96
Amelia Paige McEneany Smith 1996 Trust 12/10/96
Liam Quinn McEneany Smith 2000 Trust
Alexandra Marie Smith 1987 Trust dated 11/06/87
Alexandra Marie Smith Minority 1989 Trust 12/19/89
Joshua Daniel Smith 1987 Trust dated 9/4/87
Joshua Daniel Smith 1989 Minority Trust dated 12/19/89
Katherine Anne Smith 1988 Trust dated 12/23/88
Katherine Anne Smith 1989 Minority Trust 12/19/89
Anneliese Victoria Smith 1994 Trust
Anneliese Victoria Smith 1994 Minority Trust
Scott Gordon Linzmeyer 1987 Trust dated 3/10/87
Scott Gordon Linzmeyer 1989 Minority Trust 12/19/89
Lloyd E. Fay Irrevocable 2003 Trust

By:	/s/ Arthur O. Smith
Arthur O. Smith, Trustee

/s/ Daniel M. Hess
Daniel M. Hess, Trustee

Agnes G. Hummel Trust

By:	/s/ Arthur O. Smith
Arthur O. Smith, Trustee

Robert Lewis Smith Trust u/a dated 11/12/52
Roger Scott Smith Trust u/a dated 11/12/52
Nancy Smith Linzmeyer Trust u/a dated 12/17/57

By:	/s/ Bruce M. Smith
Bruce M. Smith, Trustee

/s/ Arthur O. Smith
Arthur O. Smith, Trustee

/s/ Daniel M. Hess
Daniel M. Hess, Trustee

Bruce M. Smith Trust u/a dated 11/12/52

By:	/s/ Robert L. Smith
Robert L. Smith, Trustee

/s/ Arthur O. Smith
Arthur O. Smith, Trustee

/s/ Daniel M. Hess
Daniel M. Hess, Trustee

Arthur O. Smith Revocable 1976 Trust

By:	/s/ Margaret B. Smith
Margaret B. Smith, Trustee

/s/ Bruce M. Smith
Bruce M. Smith, Trustee

/s/ Daniel M. Hess
Daniel M. Hess, Trustee

Arthur O. Smith III Family Trust dated 12/29/76
Mallon Family Trust
Maria Lauren Smith Family Trust dated 12/27/79
Mark Dean Smith Family Trust dated 8/12/82
Dana K. Smith Family Trust dated 12/16/83

By:	/s/ Margaret B. Smith
Margaret B. Smith, Trustee

/s/ Daniel M. Hess
Daniel M. Hess, Trustee

A.O. Smith Family 1973 Trust f/b/o Arthur O. Smith III
A.O. Smith Family 1973 Trust f/b/o Maria L. Smith
A.O. Smith Family 1973 Trust f/b/o Mark D. Smith
A.O. Smith Family 1973 Trust f/b/o Dana K. Smith
A.O. Smith Family 1973 Trust f/b/o Tracy Aaron Mallon

By:	/s/ Margaret B. Smith
Margaret B. Smith, Trustee

/s/ Arthur O. Smith
Arthur O. Smith, Trustee

Bruce M. Smith Family Trust u/a dated 6/01/72

By:	/s/ Robert L. Smith
Robert L. Smith, Trustee

/s/ Daniel M. Hess
Daniel M. Hess, Trustee

Jessica A. Mallon Minority Trust dated 12/27/83
Robert A. Mallon Minority Trust dated 12/27/83
Tracy A. Mallon 1987 Trust dated 4/15/87
Lindsay Smith 1987 Trust dated 5/22/87
Megan Elizabeth Smith 1987 Trust dated 12/12/87
Jennifer Katherine Smith 1994 Trust dated 5/17/94

By:	/s/ A. O. Smith III
A. O. Smith III, Trustee

/s/ Daniel M. Hess
Daniel M. Hess, Trustee

Theresa Marie Banghart 1999 Trust dated 12/06/99
Rebecca A. Banghart 1999 Trust dated 12/06/99

By:	/s/ Daniel M. Hess
Daniel M. Hess, Trustee

/s/ Elizabeth Smith
Elizabeth Smith, Trustee

Arthur Oliver Smith IV 1999 Trust dated 12/07/99
Elizabeth Carter Smith 1999 Trust dated 12/07/99
Katherine Lee Smith 1999 Trust dated 12/07/99

By:	/s/ Mark Dean Smith
Mark Dean Smith, Trustee

/s/ Daniel M. Hess
Daniel M. Hess, Trustee

Roger Scott Smith Family Trust u/a dated 6/29/72
Nancy Smith Linzmeyer Family Trust u/a dated 9/27/73

By:	/s/ Daniel M. Hess
Daniel M. Hess, Trustee